

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Dennis Bertolotti
Chief Executive Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, New Jersey 08550

       Re: Mistras Group, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 12, 2023
           File No. 001-34481

Dear Dennis Bertolotti:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Disclosure Review Program